June 19, 2003

VIA EDGAR
Securities and Exchange Commission
SEC Filer Support
Mail Stop 0-7; Securities Operations Center
6432 General Green Way
Alexandria, VA  22312

Re:   Form N-14  Registration  Statement/Proxy  - Oppenheimer  Select Managers
      Gartmore Millennium Growth Fund II/Oppenheimer MidCap Fund
      ----------------------------------------------------------

To the Securities and Exchange Commission:

      This  application  for  withdrawal  is being filed  pursuant to Rule 477 under  the  Securities  Act  of  1933,  in  order  to  withdraw  the  combined prospectus and proxy  statement for the Oppenheimer  Select Managers  Gartmore
Millennium Growth Fund II, registration number 333-105376,  filed on Form N-14 on May 19,  2003.  The  filing is being  withdrawn  because  it had been filed under the  incorrect  CIK number.  No  securities  had been sold in connection with this prospectus/proxy statement.

      Shortly after the  withdrawal of the  above-referenced  registration statement/proxy,  the corrected registration  statement/proxy will be re-filed with the Commission under the Securities Act of 1933.

      Thank you for your  attention to this matter.  Please  contact me if you have any questions or comments.

                                          Sincerely,

                                          /s/ Peter E. Pisapia
                                          -------------------------------
                                          Assistant Vice President and
                                          Assistant Counsel
                                          T:(212) 323-0248
                                          Fax: (212) 323-4071
                                          ppisapia@oppenheimerfunds.com
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